FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated March 17, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC AND PARAMOUNT DIGITAL ENTERTAINMENT STRIKE A DEAL

Games based on Paramount Pictures’ properties to be developed for CryptoLogic customers

March 17, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, today announced a multi-year agreement with Paramount Digital Entertainment that will bring some of the most famous movie characters in history to the Internet casino world beginning in the fourth quarter of 2009.

Under the agreement, CryptoLogic gains the exclusive rights to offer online slot games based on more than 20 of Paramount Pictures’ collection of feature film titles, including Braveheart, Forrest Gump, Beowulf, Beverly Hills Cop, Ferris Bueller, Ghost and many others. CryptoLogic also has the opportunity to build a dedicated gaming site that would house all of its movie-themed games. The first games will launch in several international territories.

“We are very excited about this new relationship with Paramount Digital Entertainment as it both vindicates and enhances our strategic position. Paramount Pictures boasts an extensive catalogue of classic and new releases, and CryptoLogic makes the world’s best branded Internet casino games,” said Brian Hadfield, CryptoLogic’s president and CEO. “It’s been proven that CryptoLogic’s branded games drive Internet casino revenue — and we look forward to a mutually profitable relationship with this global entertainment leader.”

“As the online gaming industry continues to evolve as a destination for gamers, we feel that our films are a great fit for those looking to play on this new platform,” states Luke Letizia, Vice President Interactive Licensing Paramount Digital Entertainment. “We are excited to be able to work with CryptoLogic, a leader in this space, and are confident that they will develop games that are on par with the quality and caliber of Paramount Pictures properties.”

With more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. CryptoLogic has earned rave reviews from industry peers and players alike, and just recently earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“CryptoLogic is building excellent momentum with a long and growing list of major entertainment brands as our partners and customers,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “This agreement with Paramount Digital Entertainment strengthens CryptoLogic’s leadership in the branded gaming space.”

-more-

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games to non-U.S. players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Paramount Digital Entertainment

Paramount Digital Entertainment (PDE) is a division of Paramount Pictures Corporation. PDE develops and distributes filmed entertainment across worldwide digital distribution platforms including online, mobile and portable devices, videogames, virtual worlds and emerging technologies.

Paramount Pictures Corporation (PPC), a global producer and distributor of filmed entertainment, is a unit of Viacom (NYSE: VIA, VIA.B), a leading content company with prominent and respected film, television and digital entertainment brands. The company’s labels include Paramount Pictures, Paramount Vantage, Paramount Classics, MTV Films and Nickelodeon Movies. PPC operations also include Paramount Digital Entertainment, Paramount Famous Productions, Paramount Home Entertainment, Paramount Pictures International, Paramount Licensing Inc., Paramount Studio Group, and Worldwide Television Distribution.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.